Exhibit 99.1

Nano Dimension Announces Record Fourth Quarter and Full Year 2023 Preliminary Results

Revenue: * $14.3M for Q4/2023, 18% over Q4/2022
* $56.2M for FY 2023, 29% over FY 2022

Announces Management Changes as Part of the “Reshaping Nano”
Campaign to Drive Profitability

Waltham, Mass., Jan. 03, 2024 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension,” “Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printing solutions, today announced its financial results, on a preliminary basis, for the fourth quarter and twelve months ended December 31st, 2023. In conjunction with its unaudited preliminary results, Nano Dimension added comments from the CEO on the Reshaping Nano Initiative (the “Initiative”), the year ahead, and the announcement of senior leadership team changes.

Record Preliminary Unaudited Q4 and Full Year 2023 Results

Nano Dimension expects reported unaudited consolidated revenues of approximately $14.3 million for the fourth quarter ended December 31st, 2023, and approximately $56.2 million for the full year ended December 31st, 2023. Q4/2023 revenue is expected to grow 18% from Q4/2022, with full year 2023 revenue expected to grow 29% from full year 2022.

The above information reflects preliminary estimates with respect to certain results of Nano Dimension for the fourth quarter and full year ended December 31st, 2023, based on currently available information. Nano Dimension’s audited final results for the fourth quarter and full year ended December 31st, 2023, may vary from the preliminary estimates.

Reshaping Nano Initiative

Nano is well underway in its Reshaping Nano Initiative (the “Initiative”, “RNI”), which was announced together with the third quarter results on November 28th, 2023.

The Initiative has the following objectives:

A.	Achieving positive operating income in early 2025, and

B.	Reducing cash burn comparing to 2023 by approx. 75%-85%,

C.	Expecting to reach cash flow positive post A above.

Nano Dimension is able to achieve this as it has reached greater scale and synergies on the back of its robust M&A program to date. Only three years ago, Nano Dimension was a niche company focused on additively manufactured electronics (“AME”). Today the Company is an advanced manufacturing leader as a pioneer in AME along with cutting-edge solutions for precision-additive manufacturing solutions, complemented by sophisticated and proven solutions in Additive Electronics (“AE”) and print systems, which are all brought together by a vision to apply our internally developed deep learning-based DeepCube/Deep Learning AI wherever possible. This is reflected in our financials with revenue going from $3.4 million in 2020 to $56.2M million this year, with approx. 29% organic growth over the last 12 months.

As Part of RNI

A.	During Q4/2023 The Company’s workforce worldwide was reduced by approximately 25%,

B.	The Executive Management group of the Company was reduced by 25%.

With greater scale and organizational efficiencies, we have already completed plans that looked critically at our costs of goods sold and operating expenses. You should expect to see a portion of the full year expected savings of $30 million in our results for Q1/2024. We want to highlight that the Initiative was crafted around setting financial objectives that reflect the maturity of our different groups and product lines, which allows us to stay focused on our innovation driven growth engines that make Nano Dimension such an exciting company.

Senior management changes

In part a reflection of the synergies that drive Reshaping Nano Initiative and in part in consideration of personal circumstances and business’s needs, Nano Dimension is also announcing a number of senior management changes.

Tomer Pinchas, Chief Operating Officer as well as since August 2023 also Acting CFO, has been appointed permanent CFO in addition to his position as a COO. Mr. Pinchas succeeds Yael Sandler, who has been the Company’s CFO since 2015 and will not be returning from her maternity leave.

Dotan Bar-Natan joined Nano in the newly created position of General Counsel. Dotan most recently served as General Counsel at SodaStream International, where he spent ten years. Prior to SodaStream, Mr. Bar-Natan practiced at law firms of Goldfarb Seligman and GKH. Itay Mandel, previously Head of Legal, was promoted to VP Legal Affairs and will report to the new General Counsel.

Hanan Gino, Chief Product Officer and Head of M&A, is also leaving the Company, but will continue to serve as an advisor. Hanan’s responsibilities will be assumed by the CEO and the Corporate Development Team.

Mr. Tomer Pinchas, Current Nano COO and Veteran Finance Professional, which has assumed both COO and CFO Roles when Ms. Yael Sandler has left for maternity leave, will stay as permanent CFO/COO, reporting to Mr. Yoav Stern, Chief Executive Officer. As a veteran finance professional with over 18 years of global experience in finance, M&A, and operations management, Mr. Pinchas has served as CFO at numerous multinational companies, including Kyron Systems Ltd. from March 2018 to August 2022, myThings Inc. from 2016 to March 2018 and DVTEL, Inc. from 2007 to 2016. Mr. Pinchas started his career at several top public accounting firms, including PwC in New York. Mr. Pinchas is a graduate of the General Management Program (GMP) at Harvard Business School and holds a B.A in Accounting and Finance from the College of Management.

Mr. Yoav Stern, Chief Executive Officer, commented:” We are thrilled to welcome Dotan, have Tomer fully assume the CFO role and see Itay evolve into a more senior role. These together enhance our leadership team and ensure we are best positioned to guide the Company in delivering value for our shareholders. We extend our heartfelt congratulations to Ms. Sandler for her devotion for her newly extended family and thanking her for an amazing service for the Company over the last 8 years. We have been honored to have Yael as the early financial guardian of the Company 8 years ago, growing it and with it over time. She has worked with me personally as my right-hand person for the last 4 years, demonstrating reliability and devotion. I thank her and look forward to her cooperation with Nano Dimension in the future.”

“Similarly,” add Mr. Stern, “we are thankful to Hanan Gino for his enthusiastic service over the last few years, which has made a substantial difference in the successful growth of business and products. Hanan extensive experience of running large organization under challenging time and performance demands, and most of all – his proven strategy development capabilities were insurmountable during his tenure with us. He has enhanced our senior management group with large scale thinking and creativity. We agreed with Hanan to continue cooperation in the near and far future.”

Ms. Yael Sandler commented, “Throughout my tenure at Nano Dimension, I had the exciting opportunity to hold a pivotal position in advancing the company’s growth from a small, local startup to a multinational corporation generating almost $60 million in annual revenues. I am thankful for the chance to shape the company’s financial strategy and establish a global finance team.”

Mr. Hanan Gino stated, “My time at Nano Dimension was a period of dynamic and pioneering change, characterized by the launch of novel solutions in Additive Manufacturing Electronics (AME) and the strategic acquisition of seven companies globally, enhancing our leadership in the additive manufacturing sector. I am deeply thankful for the opportunity to have led such a groundbreaking revolution in the electronic industry, made possible by the incredible talent and dedication of the Nano Dimension team.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential disadvantages and downsides of the proposed merger with Desktop Metal. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. The execution of a definitive merger agreement between Nano Dimension and Stratasys would be subject to approval by each company’s Board of Directors and completion of the transaction would be subject to customary closing conditions, receipt of required regulatory approvals and approval of Stratasys shareholders. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

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